Filed Pursuant to Rule 424(b)(3)
SB-2 Registration Statement
SEC File No. 333-117786

PROSPECTUS SUPPLEMENT NO. 1
to Prospectus dated April 29, 2008

PRIMAL SOLUTIONS, INC.

This prospectus supplement (“prospectus supplement”) supplements and amends our prospectus dated April 29, 2008, relating to the offer and sale by the selling stockholders identified in such prospectus of up to 27,927,018 shares of our common stock.  We refer to our prospectus dated April 29, 2008 as the “prospectus.”  This prospectus supplement updates certain portions of the prospectus in light of current developments.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.  Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the prospectus.

Our shares have been quoted on the OTC Bulletin Board and on the Pink Sheets under the symbol “PSOL”.  Effective June 20, 2008, we will have a new symbol, "PMSO".  The closing price of the shares as quoted on the OTC Bulletin Board and on the Pink Sheets on June 12, 2008 was $0.04 per share.

You should carefully consider “Risk Factors” beginning on page 5 of the prospectus for important information you should consider when determining whether to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is June 19, 2008

REVERSE STOCK SPLIT

We filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 1-for-35 reverse stock split of our common stock, effective as of June 19, 2008.  The number of authorized shares of common stock and their par value, and the other terms of our common stock, were not affected by the reverse split; however, the number of shares of common stock underlying all of our outstanding warrants, options, and convertible notes, as well as the maximum number of options authorized under our stock option plans and the number of shares of common stock that are reserved pursuant to such plans, were proportionately adjusted to reflect the reverse stock split.  The following text was added to our Certificate of Incorporation:

Effective upon the filing of this Certificate of Amendment (the “Effective Time”), the issued and outstanding shares of Common Stock of the Corporation will be combined in a ratio of one for 35, with the result that each 35 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof be reclassified and combined into one share of Common Stock, par value $.01 (the “Reverse Split”).  All shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the Reverse Split, and each fractional share resulting from such aggregation shall be rounded up to the nearest whole share.  The aggregate number of authorized shares of Common Stock, and the par value of the Common Stock, shall not be affected by the Reverse Split.

The new CUSIP number for our post-reverse split shares of common stock is 74154A 205 and our trading symbol was changed to "PMSO", effective June 20, 2008.

The prospectus and the prospectus supplement have not been updated to reflect the reverse stock split; therefore, all numerical references to our common stock in the prospectus and the prospectus supplement reflect pre-split numbers and calculations.

AMENDMENT OF STOCK OPTION GRANTS

On June 19, 2008, our Board of Directors approved the amendment of certain outstanding options that we had previously granted to certain of our named executive officers.  The options, all of which had been previously granted in August 2006 pursuant to our 2006 Stock Option Plan, were amended to change the vesting schedule and extend the term to 10 years from the original grant date.  The other terms of the options remained unchanged as a result of the amendments. Originally, the amended options had five-year terms and were to vest only upon a change of control, as defined in the option grants.  The amendments impacted the following named executive officers:

·	Joseph Simrell, Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer and Secretary, holds options to purchase 5,908,379 shares of our common stock. Of those options, 3,973,916 were amended, with 2,428,460 vesting immediately upon the amendment and the remaining options vesting over the subsequent six quarters. The stock options that were amended for Mr. Simrell were options previously granted to him as an employee of the Company; Mr. Simrell has not been granted stock options in his role as Chairman of the Board of Directors.

·	Robert Richardson, Chief Operating Officer, holds options to purchase 2,550,947 shares of our common stock. Of those options, 1,743,809 were amended, with 1,065,642 vesting immediately upon the amendment and the remaining options vesting over the subsequent six quarters.